EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Enphys Acquisition Corp.
Santa Monica, CA
We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 10, 2021, except for the effects of the subsequent event as described in Note 5 and Note 9, as to which the date is August 26, 2021, relating to the financial statements of Enphys Acquisition Corp., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

New York, NY

August 31, 2021